# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ethos Technologies Inc., CIK 0001788451
CUSIP: 29765A101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089362

## Reporting persons
- Peter George Colis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,614,279; shared voting power 0; sole dispositive power 6,270,564; shared dispositive power 0; aggregate amount beneficially owned 6,614,279 (17.6% of the class)

## Item 1. Issuer
Name of issuer: Ethos Technologies Inc.
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, CA, 94105.

## Item 2. Person Filing
Name of person filing: Peter George Colis
Address of principal business office or, if none, residence:
c/o Ethos Technologies Inc.
90 New Montgomery Street, Suite 1500
San Francisco, CA 94105
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, the Reporting Person may be deemed to beneficially own an aggregate of 6,614,279 shares of the Issuer's Class A Common Stock consisting of (i) 6,154,681 shares of Class A Common Stock issuable upon conversion of 6,154,683 shares of Class B Common Stock; (ii) 115,883 shares of Class A Common Stock issuable upon the settlement of restricted stock units scheduled to vest within 60 days of March 31, 2026; (iii) 128,893 shares of Class A Common Stock issuable upon conversion of 128,893 shares of Class B Common Stock directly held by the Peter G. Colis Family Trust U/A/D 7/4/2021; and (iv) 214,822 shares of Class A Common Stock issuable upon conversion of 214,822 shares of Class B Common Stock held directly by PGC Beta Trust U/A/D 10/18/2024. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The Reporting Person holds revocable voting proxies over the shares held of record by the Peter G. Colis Family Trust U/A/D 7/4/2021 and the PGC Beta Trust U/A/D 10/18/2024 and, as a result, may be deemed to have sole voting power over such shares.
Percent of class: As of March 31, 2026, the Reporting Person may be deemed the beneficial owner of 17.6% of the Issuer's Class A Common Stock. Such percentage is based upon 30,915,000 shares of common stock outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2026, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by the Reporting Person and giving effect to the shares of Class A Common Stock issuable upon the settlement of restricted stock units as referenced herein.
Sole power to vote or to direct the vote: 6,614,279
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,270,564
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Peter George Colis: /s/ Peter G. Colis, Peter G. Colis (05/15/2026)